UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006.

Commission File Number 000-51341

Gentium S.p.A.
(Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Description of events affecting the Registrant are set forth in the Registrant's press release, dated May 31, 2006, attached hereto as Exhibit Number 1 and incorporated by reference herein in its entirety.

Exhibit   Description

1  Press release, dated May 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENTIUM S.P.A.

Date: May 31, 2006	By:	/s/ Cary Grossman
Name: Cary Grossman
Title: Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit   Description

1  Press release, dated May 31, 2006.

Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:
Cary Grossman
Chief Financial Officer
713-827-2104
cgrossman@gentium.it

Investor Relations Contacts:
U.S.
Lippert/Heilshorn & Assoc.
Kim Sutton Golodetz
Kgolodetz@lhai.com
Anne Marie Fields
afields@lhai.com
212-838-3777
Italy:
Burson-Marsteller
Luca Ricci Maccarini
luca_maccarini@it.bm.com
+39 02.721431

GENTIUM RAISES $22.1 MILLION IN PRIVATE OFFERING

Funding to Support Continued Development of Pipeline

Villa Guardia (Como), Italy, May 31, 2006 - Gentium S.p.A. (NASDAQ NMS: GENT) (the “Company”) announced today that it has entered into definitive agreements for a $22.1 million private placement of 1,943,525 of its American Depository Shares (ADSs) at a price of $11.39 per ADS. Investors in the financing will also receive warrants to purchase 388,705 ADSs at an exercise price of $14.50 per ADS. Investors participating in the financing are large U.S. and Italian institutional investors. ThinkEquity Partners LLC acted as the lead placement agent for the offering, and Rodman & Renshaw LLC and I-Bankers Securities Incorporated were the co-agents.

The net proceeds from the offering will be used to fund the continued development of the Company’s product candidates and for general corporate purposes.

Dr. Laura Ferro, Gentium’s Chairman and Chief Executive Officer, said, “This financing strengthens our balance sheet and allows us continue development of Defibrotide to prevent veno-occlusive disease (VOD) and to treat multiple myeloma. In addition, it gives us the capital to negotiate new drug development and licensing agreements from a position of strength. We are pleased with the support shown by some of our existing shareholders as well as by the enthusiasm of a number of new, recognized biotech investors who participated in this financing”.

The ADSs sold in the private placement and the ADSs issuable upon exercise of the related warrants have not been registered under the Securities Act of 1933, as amended, or state securities laws, and may not be offered or sold in the United States without being registered with the Securities and Exchange Commission (SEC) or through an applicable exemption from SEC registration requirements. The ADSs were offered only to accredited investors. The Company has agreed to file a registration statement with the SEC covering the resale of the ADSs issued in the private placement and issuable upon exercise of the warrants.

About VOD

VOD is a potentially life-threatening condition. Certain high dose chemotherapy and radiation therapies and stem cell transplantation (SCT) can damage cells of the blood vessels and result in VOD, a blockage of the small veins of the liver that can lead to liver failure and the failure of other organs (Severe VOD). SCT is a frequently used treatment following high dose chemotherapy and radiation therapy. The International Bone Marrow Transplant Registry estimated that approximately 45,000 people received blood and bone marrow transplants, which are types of SCT, in 2002. Based on the Company’s review of more than 200 published papers, it believes that approximately 20% of patients who undergo SCT develop VOD, approximately one-third of those who develop VOD progress to multiple organ failure (Severe VOD), and approximately 80% of Severe VOD patients die within 100 days of the SCT. The Company believes that there are no approved therapies to treat or prevent VOD in the U.S. or the E.U.

About Gentium

Gentium S.p.A. is a biopharmaceutical company located in Villa Guardia (Como), Italy that is focused on the research, discovery and development of drugs derived from DNA extracted from natural sources, and drugs that are synthetic derivatives, to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate in the U.S., is an investigational drug that has been granted Orphan Drug status by the U.S. FDA to treat veno-occlusive disease (VOD) with multiple organ failure (Severe VOD) in recipients of stem cell transplants and Fast Track designation for the treatment of Severe VOD in recipients of stem cell transplants.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20F filed with the Securities and Exchange Commission under the caption “Risk Factors.”

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